



Zeek Ventures, Inc
Financial Statements
2021 and 2022 Fiscal Years
ended July 31, Unaudited



TABLE OF CONTENTS

3   BALANCE SHEETS

5   INCOME STATEMENTS

7   STATEMENT OF EQUITY

9   STATEMENT OF CASH FLOWS

11   NOTES

Zeek Ventures, Inc

Balance Sheet

As of July 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$12,374.61**
Accounts Receivable	**$8,033.69**
Other Current Assets	
Deposits	50.00
Inventory Asset	**63,340.39**
Petty Cash	43.00
Prepaid Services	98.10
Undeposited Funds	170.00
Total Other Current Assets	**$63,701.49**
Total Current Assets	**$84,109.79**
Fixed Assets	**$300.00**
TOTAL ASSETS	**$84,409.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$27,942.51**
Credit Cards	**$19,279.76**
Other Current Liabilities	**$0.00**
Total Current Liabilities	**$47,222.27**
Long-Term Liabilities	**$116,300.00**
Total Liabilities	**$163,522.27**
Equity	
Members Equity	-109,269.16
Opening Balance Equity	11,301.57
Owner Draw	-4,865.00
Owner Investment	151,632.53
Prior Year Adjustment	-20,415.88
Retained Earnings	-42,542.03
Net Income	-64,954.51
Total Equity	**$ -79,112.48**
TOTAL LIABILITIES AND EQUITY	**$84,409.79**

Zeek Ventures, Inc

Balance Sheet

As of July 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$3,827.99**
Accounts Receivable	**$ -820.74**
Other Current Assets	
Inventory Asset	**56,053.64**
Prepaid Services	98.10
Undeposited Funds	3,888.80
Total Other Current Assets	**$60,040.54**
Total Current Assets	**$63,047.79**
Fixed Assets	**$300.00**
TOTAL ASSETS	**$63,347.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$0.00**
Credit Cards	**$13,853.98**
Total Current Liabilities	**$13,853.98**
Long-Term Liabilities	**$69,600.00**
Total Liabilities	**$83,453.98**
Equity	
Members Equity	-53,546.42
Opening Balance Equity	11,301.57
Owner Draw	-4,865.00
Owner Investment	123,199.89
Prior Year Adjustment	2,068.54
Retained Earnings	-42,542.03
Net Income	-55,722.74
Total Equity	**$ -20,106.19**
TOTAL LIABILITIES AND EQUITY	**$63,347.79**

Zeek Ventures, Inc

Profit and Loss

August 2021 - July 2022

	TOTAL
Income	$122,756.18
Cost of Goods Sold	$89,505.47
GROSS PROFIT	$33,250.71
Expenses	
Advertising and Promotion	30,639.20
Amazon Fees	27,200.27
Bank Service Charges	2,474.78
General Admin	11,586.19
Postage and Delivery	2,751.61
Research & Development	12,715.38
Retail	258.72
Supplies	1,008.94
Taxes & Licenses	1,350.00
Travel Expense	3,632.15
Warehouse/Storage	5,600.59
Total Expenses	**$99,217.83**
NET OPERATING INCOME	$ -65,967.12
Other Income	
Cash Back Bonus	791.95
Other/Misc Income	118.08
Refunds	102.58
Total Other Income	**$1,012.61**
NET OTHER INCOME	$1,012.61
NET INCOME	$ -64,954.51

Zeek Ventures, Inc

Profit and Loss

August 2020 - July 2021

	TOTAL
Income	**$68,307.14**
Cost of Goods Sold	**$54,302.29**
GROSS PROFIT	**$14,004.85**
Expenses	
Advertising and Promotion	**31,511.87**
Amazon Fees	**14,590.84**
Bank Service Charges	**2,954.03**
General Admin	**8,711.83**
Postage and Delivery	1,921.89
Research & Development	**1,140.98**
Retail	**141.47**
Supplies	**740.27**
Taxes & Licenses	2,197.40
Travel Expense	**2,330.39**
Warehouse/Storage	**4,155.33**
Total Expenses	**$70,396.30**
NET OPERATING INCOME	**$ -56,391.45**
Other Income	**$668.71**
NET OTHER INCOME	**$668.71**
NET INCOME	**$ -55,722.74**

Zeek Ventures, Inc

Statement of Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total
Beginning Balance, August 1, 2021					
Contributions	800,000	$ 80.00	$ 28,266.64		
Net Income				$ (64,954.51)	$ (64,954.51)
Ending Balance, July 31, 2022	**800,000**	**$ 80.00**	**$ 28,266.64**	**$ (64,954.51)**	**$ (36,607.87)**

Zeek Ventures, Inc
Statement of Stockholder's Equity

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Beginning Balance, August 1, 2020					
Contributions	$ -	$	54,657.89		
Net Income				$ (55,722.74)	$ (55,722.74)
Ending Balance, July 31, 2021	**0** $	**-**	$ **54,657.89**	$ **(55,722.74)**	$ **(1,064.85)**

Zeek Ventures, Inc

Statement of Cash Flows

August 2021 - July 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-64,954.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,865.89**
Net cash provided by operating activities	**$ -71,820.40**
FINANCING ACTIVITIES	
SBA EIDL Loan 7097387904	70,700.00
Opening Balance Equity	0.00
Owner Investment	28,432.64
Prior Year Adjustment	-22,484.42
Net cash provided by financing activities	**$76,648.22**
NET CASH INCREASE FOR PERIOD	**$4,827.82**
Cash at beginning of period	7,716.79
CASH AT END OF PERIOD	**$12,544.61**

Zeek Ventures, Inc

Statement of Cash Flows

August 2020 - July 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-55,722.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,385.58**
Net cash provided by operating activities	**$ -71,108.32**
INVESTING ACTIVITIES	
Machinery & Equipment	-300.00
Net cash provided by investing activities	**$ -300.00**
FINANCING ACTIVITIES	**$64,036.43**
NET CASH INCREASE FOR PERIOD	**$ -7,371.89**
Cash at beginning of period	15,088.68
CASH AT END OF PERIOD	**$7,716.79**

FINANCIAL STATEMENT NOTES

1. ORGANIZATION AND PURPOSE

Zeek Ventures Inc, the "Company" was incorporated on October 19, 2021 in the state of Delaware having been previously operated as Zeek Sports Fuel LLC in the state of Oregon since 2019.

The Company markets and distributes kids snack bars under the brand name Zeek.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF ACCOUNTING

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

B) FISCAL YEAR

The Company operates on a 52-week fiscal year ending on July 31.

C) INCOME

Income is realized primarily through two channels: Amazon and UNFI. Amazon is an online marketplace where consumers purchase directly from the Company and funds are disbursed every two weeks. UNFI is a natural products distributor that sells goods into natural grocers like Whole Foods. UNFI places POs and receives payment terms of 2% 10, Net 30.

D) ACCOUNTS RECEIVABLE

The Company's receivables are recorded when billed and represent claims against third parties that will be settled in cash. It is anticipated there will be no bad claims since these receivables are held against reputable, stable companies. Receivables are typically from Amazon (net 14 days) or UNFI (2% 10, Net 30).

E) INVENTORY

Inventories are stated on a cost-basis as first in, first out. Inventory consists of both finished goods (packaged snack bars ready for sale as 12 or 4 packs) and work in progress (various packaging elements such as film, display boxes, and master cases). As of July 31, 2022, the balance of inventory was $63,340.39.

F) COST OF GOODS SOLD

Cost of goods sold includes the ingredients and packaging that make up the finished goods; freight; and other manufacturing costs associated with making the product and ensuring its safety (packaging printing plates, packaging change over fees, lab testing costs).

In FY2021 and FY2022 the Company had inventory that was "short-coded" as a result of suppressed demand due to COVID-19. This inventory was donated and recorded as either "Inventory Shrinkage" or "Loss/Spoilage".

G) CURRENT LIABILITIES

Current liabilities represent liabilities due within 12 months. These consist of Accounts Payable to the Company's manufacturing partner, Element Bar, Inc. as well as short-term credit card balances.

H) LONG TERM LIABILITIES

Long term liabilities represent liabilities due after 12 months. The Company maintains a $50,000 business line of credit with a maturity date of 7-3-2025 from Fremont Bank.

In addition, during the COVID 19 pandemic the Company secured EIDL SBA loans totaling $92,300. The terms of these loats are 30 year, 3.75% APR. Payments begin in December 2022.

The total long term liabilities for the Company ending July 31, 2022 is $116,300.

I) OWNER INVESTMENT

The owners of Zeek Ventures, Inc, Reid and Kassidy Pearson, have invested $151,632 to date.

2. EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one million (1,000,000), $0.001 par value per shares. As of July 31, 2022, 800,000 shares have been issued and are outstanding.

3. RISKS AND UNCERTAINTY

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.